Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED June 30, 2022

Shenzhen, China, August 16, 2022 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights:

●	Total revenues were US$78.3 million, representing a decrease of 1.0% from the previous quarter.

●	Cloud computing revenues (previously included in cloud computing and other internet value added services revenue) were US$28.3 million, representing a decrease of 6.2% from the previous quarter.

●	Subscription revenues were US$25.4 million, representing an increase of 0.2% from the previous quarter.

●	Live streaming and other internet value added services (“Live streaming and other IVAS”) revenues (including online advertising revenues) were US$24.5 million, representing an increase of 4.5% from the previous quarter.

●	Gross profit was US$33.7 million, representing a decrease of 3.2% from the previous quarter, and gross profit margin was 43.1% in the second quarter, compared with 44.1% in the previous quarter.

●	Net income was US$6.0 million in the second quarter, compared with US$5.4 million in the previous quarter.

●	Non-GAAP net income was US$9.8 million in the second quarter, compared with US$7.2 million in the previous quarter.

●	Diluted earnings per ADS was approximately US$0.09 as compared with US$0.08 per ADS in the previous quarter.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated, "We met our revenue guidance and delivered expected second quarter performance as our major business lines generally demonstrated strong resilience in an evolving environment. In particular, the number of our premium subscribers reached a record level of 35% of total subscribers, contributing stable cash flows to fund our growth initiatives. And our cloud computing business has lately been recognized by several industry associations for innovation and outstanding contributions to the industry."

"Our business remained relatively stable and delivered total revenues of down approximately 1% due to change in foreign exchange rate. During the second quarter, our functional currency experienced high volatility and devaluation of Renminbi (RMB) against the US Dollar negatively affected our reported revenue. The impact of currency devaluation was partially offset by strong performance of our live audio streaming business. Net income in the second quarter of 2022 was $6.0 million, a 10.1% increase from the previous quarter, and represented a second consecutive profitable quarter. Behind these numbers are our unyielding efforts to enhance our monetization capabilities and operating efficiency."

"Looking forward, we will continue our strategy of leveraging our competitive strengths and superior research and development capabilities to cultivate new sources of revenue to diversify and accelerate top line growth. We are hopeful that the current positive momentum will be carried into the second half of this year. Further, we will closely monitor industry trend and regulatory development and that take appropriate measures to preserve and create value for our shareholders," concluded Mr. Jinbo Li.

Second Quarter 2022 Financial Results

Total Revenues

Total revenues were US$78.3 million, representing a decrease of 1.0% from the previous quarter. The decrease in total revenues was mainly attributable to devaluation of RMB against US Dollar, partially offset by increased total revenues in RMB, which was mainly attributable to revenue growths from our live streaming and other IVAS.

Revenues from cloud computing were US$28.3 million, representing a decrease of 6.2% from the previous quarter. The decrease of cloud computing revenues was mainly due to devaluation of exchange rate of RMB against US Dollar as our cloud computing revenues were denominated in RMB.

Revenues from subscription were US$25.4 million, representing an increase of 0.2% from the previous quarter. The number of subscribers was 4.46 million as of June 30, 2022, compared with 4.61 million as of March 31, 2022. The average revenue per subscriber for the second quarter was RMB37.8, compared with RMB34.9 for the previous quarter. The higher average revenue per subscriber was due to a larger percentage of users opted for our premium service option.

Revenues from live streaming and other IVAS were US$24.5 million, representing an increase of 4.5% from the previous quarter. The increase of live streaming and other IVAS revenues was mainly due to the increased demand for our new live audio streaming products which we launched in 2021.

Costs of Revenues

Costs of revenues were US$44.3 million, representing 56.6% of our total revenues, compared with US$43.9 million or 55.5% of the total revenues in the previous quarter.

Bandwidth costs as included in costs of revenues were US$25.5 million, representing 32.6% of our total revenues, compared with US$26.9 million or 34.0% of the total revenues in the previous quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the second quarter was US$33.7 million, representing a decrease of 3.2% from the previous quarter. Gross profit margin was 43.1% in the second quarter, compared with 44.1% in the previous quarter. The decreases in gross profit and gross profit margin were mainly due to the increase in payment handling fees and other operating related costs driven by the increases of our live streaming and other IVAS revenue and subscription revenue, which were partially offset by optimization of gross profit margin of live audio streaming product.

Research and Development Expenses

Research and development expenses for the second quarter were US$16.0 million, representing 20.4% of our total revenues, compared with US$16.3 million or 20.6% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter were US$5.0 million, representing 6.4% of our total revenues, compared with US$5.3 million or 6.8% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the second quarter were US$12.0 million, representing 15.4% of our total revenues, compared with US$9.6 million or 12.2% of our total revenues in the previous quarter. The increase was primarily due to the vesting of restricted share units granted to our senior management which led to the increase in share-based compensation expenses during this quarter.

Operating Income

Operating income was US$0.7 million, compared with US$3.9 million in the previous quarter. The decrease in operating income was primarily due to increased share based compensation expenses accrued during the second quarter as discussed above.

Other Income, Net

Other income was US$7.0 million, compared with other income of US$1.2 million in the previous quarter. The increase was primarily due to foreign exchange gains and reversal of certain payables due over three years with low payment probability.

Net Income/(Loss) and Loss Per ADS

Net income was US$6.0 million, compared with US$5.4 million in the previous quarter. Non-GAAP net income was US$9.8 million in the second quarter of 2022, compared with US$7.2 million in the previous quarter. The increase in net income and non-GAAP net income was primarily due to the increased other income as discussed above.

Diluted earnings per ADS in the second quarter of 2022 was approximately US$0.09 as compared to US$0.08 in the first quarter of 2022.

Cash Balance

As of June 30, 2022, the Company had cash, cash equivalents and short-term investments of US$259.9 million, compared with US$269.9 million as of March 31, 2022. The decrease in cash and cash equivalents was mainly due to distribution of 2021 annual employee bonuses in the second quarter of 2022.

Share Repurchase Program

In March 2022, Xunlei announced that its Board of Directors authorized the repurchase of up to $20 million of its outstanding common stocks over the next 12 months. As of June 30, 2022, the aggregate value of purchased shares was approximately US$1.74 million.

Guidance for Third Quarter of 2022

For the third quarter of 2022, Xunlei estimates total revenues to be between US$82 million and US$87 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 7.9%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participant Online Registration: https://register.vevent.com/register/BI30a6d6c1081949e994584eb74473acda

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/m9e2zu44

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2022	2021
	US$	US$
Assets

Current assets:
Cash and cash equivalents	129,742	123,358
Short-term investments	130,166	115,652
Accounts receivable, net	27,196	26,135
Inventories	604	1,363
Due from related parties	11,708	15,578
Prepayments and other current assets	6,167	11,842
Total current assets	305,583	293,928

Non-current assets:
Restricted cash	3,874	4,078
Long-term investments	31,013	31,495
Property and equipment, net	57,743	57,657
Intangible assets, net	7,345	8,299
Goodwill	21,978	23,136
Due from a related party, non-current portion	19,311	19,311
Long-term prepayments and other assets	3,005	2,787
Right-of-use assets	15	27
Total assets	449,867	440,718

Liabilities
Current liabilities:
Accounts payable	25,978	26,407
Due to related parties	1,777	1,597
Contract liabilities and deferred income, current portion	36,769	36,892
Lease liabilities	10	18
Income tax payable	4,398	2,531
Accrued liabilities and other payables	36,717	49,557
Bank borrowings, non-current portion	7,087	2,876
Total current liabilities	112,736	119,878

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	731	845
Lease liabilities, non-current portion	2	7
Deferred tax liabilities	798	930
Bank borrowings, non-current portion	28,198	17,291
Total liabilities	142,465	138,951

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 337,257,946 shares outstanding as at December 31, 2021; 368,877,205 issued and 340,295,846 shares outstanding as at June 30, 2022)	85	84
Additional paid-in-capital	479,935	476,057
Accumulated other comprehensive(loss)/income	(7,872)	1,988
Statutory reserves	6,155	6,155
Treasury shares (31,619,259 shares and 28,581,359 shares as at December 31, 2021 and June 30, 2022, respectively)	7	8
Accumulated deficits	(169,162)	(180,645)
Total Xunlei Limited's shareholders' equity	309,148	303,647
Non-controlling interests	(1,746)	(1,880)
Total liabilities and shareholders' equity	449,867	440,718

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2022	2022	2021
	US$	US$	US$
Revenues, net of rebates and discounts	78,271	79,047	55,172
Business taxes and surcharges	(251)	(280)	(29)
Net revenues	78,020	78,767	55,143
Costs of revenues	(44,282)	(43,900)	(26,179)
Gross profit	33,738	34,867	28,964

Operating expenses
Research and development expenses	(15,978)	(16,307)	(15,195)
Sales and marketing expenses	(5,032)	(5,349)	(6,697)
General and administrative expenses	(12,018)	(9,646)	(7,708)
Credit loss expenses, net of recoveries	26	300	(483)
Total operating expenses	(33,002)	(31,002)	(30,083)

Operating income/(loss)	736	3,865	(1,119)
Interest income	308	410	143
Interest expense	(23)	(23)	(23)
Other income, net	6,979	1,194	885
Income/(loss) before income taxes	8,000	5,446	(114)
Income tax (expenses)/benefits	(2,002)	(16)	120
Net income	5,998	5,430	6
Less: net loss attributable to non-controlling interest	(19)	(36)	(10)
Net income attributable to common shareholders	6,017	5,466	16
Earnings per share for common shares
Basic	0.0177	0.0162	0.0000
Diluted	0.0177	0.0162	0.0000

Earnings per ADS
Basic	0.0885	0.0810	0.0000
Diluted	0.0885	0.0810	0.0000

Weighted average number of common shares used in calculating:
Basic	339,514,188	337,259,835	334,656,399
Diluted	339,624,412	337,259,835	342,804,044

Weighted average number of ADSs used in calculating:
Basic	67,902,838	67,451,967	66,931,280
Diluted	67,924,882	67,451,967	68,560,809

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2022	2022	2021
	US$	US$	US$
GAAP operating income/(loss)	736	3,865	(1,119)
Share-based compensation expenses	3,828	1,785	1,248
Non-GAAP operating income	4,564	5,650	129

GAAP net income	5,998	5,430	6
Share-based compensation expenses	3,828	1,785	1,248
Non-GAAP net income	9,826	7,215	1,254

GAAP earnings per share for common shares:
Basic	0.0177	0.0162	0.0000
Diluted	0.0177	0.0162	0.0000

GAAP earnings per ADS:
Basic	0.0885	0.0810	0.0000
Diluted	0.0885	0.0810	0.0000

Non-GAAP earnings per share for common shares:
Basic	0.0290	0.0215	0.0038
Diluted	0.0290	0.0215	0.0037

Non-GAAP earnings per ADS:
Basic	0.1450	0.1075	0.0190
Diluted	0.1450	0.1075	0.0185

Weighted average number of common shares used in calculating:
Basic	339,514,188	337,259,835	334,656,399
Diluted	339,624,412	337,259,835	342,804,044

Weighted average number of ADSs used in calculating:
Basic	67,902,838	67,451,967	66,931,280
Diluted	67,924,882	67,451,967	68,560,809

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com